FAMILY DOLLAR

Annual Report

ARS

Family Dollar Stores Inc P.E 8/28/04



Taking the Initiative

Family Dollar Stores, Inc. and Subsidiaries

Financial Highlights

Years Ended (In thousands, except per share amounts)	August 28, 2004	August 30, 2003	Percentage Change
Net sales	**$5,281,888**	$4,750,171	11.2%
Cost of sales	**3,496,278**	3,145,788	11.1
Gross margin	**1,785,610**	1,604,383	11.3
Selling, general and administrative expenses	**1,371,395**	1,214,658	12.9
Income before income taxes	**414,215**	389,725	6.3
Income taxes	**151,530**	142,250	6.5
Net income	**$ 262,685**	$ 247,475	6.1
Net income per common share—basic	**$ 1.54**	$ 1.44	6.9
Net income per common share—diluted	**$ 1.53**	$ 1.43	7.0
Dividends declared	**$ 56,077**	$ 49,890	12.4
Dividends declared per common share	**$ .33**	$ .29	13.8



1,547
1,715
1,995
2,362
2,751
3,133
3,665
4,163
4,750
5,282
'95 '96 '97 '98 '99 '00 '01 '02 '03 '04

Net Sales
(millions of dollars)



58
61
75
103
140
172
190
217
247
263
'95 '96 '97 '98 '99 '00 '01 '02 '03 '04

Net Income
(millions of dollars)



.34
.35
.44
.60
.81
1.00
1.10
1.25
1.43
1.53
'95 '96 '97 '98 '99 '00 '01 '02 '03 '04

Net Income Per Diluted Common Share
(dollars)



408
445
500
578
691
798
959
1,155
1,311
1,360
'95 '96 '97 '98 '99 '00 '01 '02 '03 '04

Shareholders' Equity
(millions of dollars)

Corporate Profile

Family Dollar Stores, Inc. is one of the fastest growing discount store chains in the United States. During the last ten years, more than 3,000 new stores have been added to the chain, of which over 2,000 were added in the last five years. The merchandising concept that drives this growth offers customers good values in low-cost, basic merchandise for family and home needs. Our merchandise is sold at everyday low prices in a no frills, low overhead, self service environment. Most merchandise is priced under $10.00.

Stores are located in a contiguous 44-state area ranging northeast to Maine, southeast to Florida, as far northwest as Idaho and southwest to Arizona. Family Dollar stores generally range in size from 7,500 to 9,500 square feet, and most are operated in leased facilities. The relatively small size permits the Company to open new stores in rural areas and small towns, as well as in large urban neighborhoods. Within these markets, the stores are located in shopping centers or as freestanding buildings or in urban storefronts convenient to the Company's value conscious customer base.

During the fiscal year ended August 28, 2004, the Company opened 500 new stores and closed 61 stores to bring the number of stores in operation at fiscal year end to 5,466. Family Dollar presently plans to open 500 to 560 new stores and close 60 to 70 stores during the current fiscal year ending August 27, 2005.

Family Dollar's headquarters are located in Matthews, North Carolina, just outside of Charlotte. The Company operates automated full-service distribution centers in Matthews; West Memphis, Arkansas; Front Royal, Virginia; Duncan, Oklahoma; Morehead, Kentucky; Maquoketa, Iowa; and Odessa, Texas. An eighth distribution center is scheduled to open in early 2005 in Marianna, Florida. The Company has been a publicly held corporation since 1970 and its Common Stock is listed on the New York Stock Exchange under the ticker symbol FDO.


FAMILY
DOLLAR

TAKING THE INITIATIVE

FAMILY DOLLAR®

To better meet the needs of our customers and to improve our operating performance

On the cover, Marjorie, a Store Manager of a typical urban store in Brooklyn, New York, is confident that she and her team are successfully executing the Company's initiatives to provide great value to their customers through a combination of convenience and everyday low prices.

Customers: Family Dollar customers know they can count on us to help them save dollars on a tight budget and time on a busy schedule. Initiatives being implemented this year will only add to the value Family Dollar has offered for the last forty-five years.

Merchandise: Investments are being made in a number of key initiatives—the cooler program, the urban initiative and "treasure hunt" merchandise—that will be the growth engines to drive sales in existing stores.

Stores: As the urban initiative is rolled out to urban markets, and as Family Dollar continues to open large numbers of new stores in metropolitan areas, this initiative will be a major contributor to Family Dollar's continued long-term profitable growth.

Supply Chain: Efficiencies in the supply chain again this year will play a strategic role in the success of Family Dollar's key initiatives.

Locations: Family Dollar is taking the initiative with plans to open 500 to 560 new stores this year.

To Our Shareholders

In fiscal 2004, Family Dollar reported the highest sales and earnings in our Company's forty-five year history. We are disappointed, however, that in a difficult economic environment for Family Dollar's low and low-middle income customer base, we did not achieve our targeted financial performance. The economic health of our customer base continues to be uncertain. In this environment, as noted on the cover page of the Annual Report, in fiscal 2005, we are "Taking the Initiative" and making strategic investments in our business to improve our Company's operating performance.

Highlights of Fiscal 2004

Sales in fiscal 2004 increased 11.2% and net income increased 6.1%. The sales gain was attributable primarily to the opening of 500 new stores. Good progress was made in the implementation of the multi-year "Store of the Future" project, including infrastructure investments so that our customers are able to use PIN-based debit cards in our stores. We also completed the strategic assessment, concept testing and development of implementation plans for urban and cooler programs that will be key initiatives in fiscal 2005. The Company maintained its strong financial position in fiscal 2004 with no debt on the balance sheet, even with the repurchase of 5.6 million shares of our Common Stock at a cost of $176.7 million. Cash dividends declared per share of Common Stock increased by 13.8%—the 28th consecutive year of cash dividend increases.

Fiscal 2004 Operating Results

Sales for the fifty-two weeks in the fiscal year ended August 28, 2004 were $5,281.9 million, or 11.2% above sales of $4,750.2 million for the fifty-two weeks in the fiscal year ended August 30, 2003. Net income was $262.7 million for fiscal 2004, or 6.1% above net income of $247.5 million for fiscal 2003, and net income per diluted share increased to $1.53 from $1.43.

In a challenging retail sales environment, in fiscal 2004, sales in existing stores increased approximately 1.9%. This included an increase of about 3.2% in sales of hardlines and a decrease of about 2.5% in sales of softlines. The average transaction increased about 0.9% to $8.95, and the customer count, as measured by the number of register transactions in existing stores, increased about 0.7%.

During fiscal 2004, sales in existing stores of food, household chemicals, paper products and health and beauty aids, the primary components of hardlines consumable merchandise, increased in the mid single digits. To better meet the needs of customers, we continued to adjust the merchandise selection in our stores, and introduced an expanded assortment of hardlines consumables. Many of the new offerings are name brand products offering great value to customers who must stretch their limited disposable income. The selection of nationally advertised brand merchandise continues to grow and, in fiscal 2004, accounted for 36% of sales.

While customers bought hardlines consumables that they need week-in and week-out, sales in existing stores of hanging apparel and shoes, domestics, giftware and seasonal goods, which are more discretionary purchase categories, were less than in fiscal 2003. With these below plan sales and the shift in the merchandise mix to more lower profit margin consumables and less higher profit margin



Spic Span

Leadership Initiative

Howard Levine leads a discussion of Family Dollar's key initiatives for fiscal 2005 with Store Operations Associates.

discretionary goods, we did not achieve the double-digit increases in earnings that our Company has recorded consistently in prior years. The initiatives we are implementing in fiscal 2005 are designed to drive top-line sales growth and restore our earnings to more traditional levels.

"...in fiscal 2005, we are 'Taking the Initiative' and making strategic investments in our business to improve our Company's operating performance."

Fiscal 2005 Outlook

Family Dollar's financial strength permits us to continue to invest in our Company's future. Investments in fiscal 2005 will focus on four key initiatives:

- Urban Initiative—We are investing in process changes, technology and people to improve the operating performance of more than 1,000 high-volume stores in thirty large metropolitan markets. This initiative is being rolled out in waves, with approximately 250 stores to be impacted in the first quarter. It incorporates a number of "Store of the Future" components, including an automated hiring process and organizational changes to support a more mobile and flexible workforce.

- "Treasure Hunt" Merchandise—Family Dollar's basic assortment of merchandise is being supplemented by additional opportunistically purchased goods. These goods are designed to create more excitement in the stores throughout the year, with particular emphasis on the holiday season.

- Coolers—Beginning in January 2005, coolers for perishable food will be installed in selected stores. By the end of the fiscal year in August 2005, the current plan is to have coolers in approximately 500 stores. We also plan to begin implementation by fiscal year-end of new point-of-sale software to facilitate the acceptance of food stamps in stores with coolers, simplify cashier training and speed up checkout processes.

- New Stores—Family Dollar's aggressive store opening program is continuing. Current plans are to open 500 to 560 stores and close 60 to 70 stores, resulting in about 8% to 9% net new store growth and 9% to 10% net square footage growth.

I am particularly excited about our urban initiative. Urban markets are our focus as over two-thirds of consumer spending in the United States occurs in the top 50 metropolitan markets. The inner city tends to be the most underserved retail space in America. Our urban stores already produce the highest sales of any type of market we are in; but with the competitive advantage we have with our everyday low prices and our convenient neighborhood format, we are convinced that there are great opportunities in urban markets for substantially higher sales and better returns. We have a large and growing base of urban stores and that focus will continue in fiscal 2005. Most importantly, many action items in the initiative will, over time, be applicable and beneficial to our non-urban stores.

As a merchant, I also am excited about the "treasure hunt" merchandise being added to Family Dollar's assortments. We have not been satisfied with our sales during the last two holiday seasons. After extensive analysis, we are making a number of changes in our approach to this important retail sales period. We have accelerated the flow of seasonal merchandise and expect this to result in improved presentations in our stores. Another change is the addition of an advertising circular. Last fiscal year, we had just one circular that was distributed in December. This fiscal year we will again have one circular in December, but it will feature more special purchases that should bring traffic to the stores. To generate additional sales, this year we also distributed a circular in early November. The introduction of "treasure hunt" merchandise, together with the more aggressive advertising, should spur holiday season sales. And the "treasure hunt" will continue throughout the year with additional opportunistically purchased goods in our stores.

The installation of coolers for the sale of perishable food is another key initiative that will drive top-line growth. Offering perishable food, like milk, eggs and bread, at highly competitive prices is consistent with Family Dollar's value proposition combining everyday low prices with the convenience of small stores located in our customers' neighborhoods. Investments will be made this fiscal year so that we can have about 500 stores with coolers by August 2005, and the current plan is to aggressively roll out coolers to a majority of our stores in future years.

The fourth initiative—opening 500 to 560 new stores—continues Family Dollar's aggressive store expansion program that produced 500 new store openings in fiscal 2004 and added more than 2,000 stores to the chain in the last five years. The appeal of our merchandising concept to a growing base of consumers gives Family Dollar the opportunity to continue our rapid expansion.

As fiscal 2005 begins, we are making substantial investments to implement these initiatives in an economy that continues to be difficult for our low and low-middle income customer base. While we are hopeful that energy prices will decrease, job creation numbers will increase and the economic health of our customer base will improve, these are issues we do not control. By "Taking the Initiative" we are addressing issues we do control. Regardless of the economy, we are convinced that by focusing on these initiatives we will improve our Company's operating performance and position Family Dollar for continued long-term profitable growth.

Howard R. Levine

Howard R. Levine
Chairman of the Board and
Chief Executive Officer

November 2004

TAKING THE INITIATIVE

To provide a shopping experience with added value

Customers

During Family Dollar's forty-five year history, we have never strayed from our commitment to better serve our customers through a combination of convenience and everyday low prices. By focusing on convenience and low prices, we provide value to our customers, and every initiative we undertake is designed to enhance their shopping experience and add to this value.

Key initiatives this year include the opening of 500 to 560 new stores located in the neighborhoods of our low and low-middle income customer base. The relatively small size of the stores permits us to open storefront locations in urban markets where larger buildings with spacious parking areas may not be available. The store size also gives us the flexibility to open in free-standing structures in small towns and rural areas as we do not need a large population base to support a successful store.

Convenience to our customers means more than neighborhood locations—it also is having shelves stocked with the nationally advertised brand merchandise they want. In recent years, our selection of food, household chemicals, paper products and health and beauty aids has been expanded to better meet our customers' needs for first quality, low-priced basic goods. As another key initiative that adds to their convenience, this fiscal year our Company plans to install coolers for the sale of perishable food in about 500 stores as the first stage of a current plan to eventually roll out coolers to most stores.

Convenience also means offering customers a choice in the method of payment. Last year we began accepting debit cards in our stores and by the end of this fiscal year, we expect to begin accepting food stamps in selected stores with coolers.

To provide exceptional value to our customers, we offer everyday low prices as well as convenience. Today's economy remains challenging for low and low-middle income consumers. Through extensive consumer research, we hear over and over that now more than ever customers need our everyday low prices to stretch their limited disposable incomes. Family Dollar customers know they can count on us to help them save dollars on a tight budget and time on a busy schedule. Initiatives being implemented this year will only add to the value Family Dollar has offered for the last forty-five years.



47%
52%
55%
59%
62%
66%
'98 '99 '00 '01 '02 '03

Percentage of Consumer Households That Shopped in a Dollar Store

(Source: ACNielsen Homescan Consumer Insights 2004)



Value Initiative


SCAN
FAMILY DOLLAR
BIG BRANDS. LITTLE PRICES.

By focusing on convenience and everyday low prices, we provide value to our customers.

TAKING THE INITIATIVE

To invest in merchandise programs to increase sales

To produce long-term sustainable growth in sales and earnings, Family Dollar has consistently invested in improving our processes, developing our employee base and effectively leveraging technology. Over the years, these investments have produced some of the best returns in retail. In the last year, our Company's low and low-middle income customer base has been challenged by a difficult economy marked by rising energy costs and sluggish growth in jobs and real income, and Family Dollar's sales growth has slowed.

The prospects for improvement in the economic health of our customer base in the near term are uncertain and beyond our control. In this environment, Family Dollar continues to invest in our business and, in fact, is accelerating the pace and level of investments. The aggressive level of investment is designed to generate sales growth in existing stores even if the economy remains unfavorable for our customers.

Investments are being made in a number of key initiatives that will be the growth engines to drive sales in existing stores. The largest investments this year are in the urban initiative which is expected to improve the sales and operating performance of more than 1,000 high-volume stores in thirty major metropolitan markets. This initiative is described in more detail on page 8 of this Annual Report.

A second key sales initiative is the introduction of additional opportunistically purchased goods to supplement our basic assortment of merchandise. Customers rely on Family Dollar year-round for basic consumables, including an ever-increasing selection of nationally advertised brand merchandise. They also traditionally have enjoyed the "treasure hunt" aspect of the merchandise mix in categories such as giftware, toys, electronics and seasonal goods. These offerings create excitement for their current shopping experience and enthusiasm for their next visit. The mix has shifted to more basic consumables in recent years, and the "treasure hunt" merchandise now being added is designed to recapture some of that excitement. These goods will be found in the stores year-round and should particularly spur holiday season sales.

The expansion of the food assortment through the installation of coolers for the sale of perishable foods, like milk and eggs, is another new sales initiative. Coolers present a strategic opportunity to provide shoppers with more of the goods they need in convenient neighborhood locations. Investments in the cooler program, the urban initiative and "treasure hunt" merchandise provide the foundation for increased sales and long-term profitable growth.



27%
29%
31%
33%
35%
36%
'99 '00 '01 '02 '03 '04

Percentage of Name Brand Merchandise






Milk and Dairy

Sales Initiative


Candy
Paper Products
Drinks & Juices
Family Savings
Food
Chex Mix
CHEEZ-IT
Oatmeal Creme Pies

Investments in our sales initiatives provide the foundation for long-term profitable growth.

TAKING THE INITIATIVE

To improve the operating performance of urban stores

Family Dollar has operated successfully in urban markets since the first store opened in Charlotte forty-five years ago. About 35% of the more than 5,500 stores now in operation are located in metropolitan areas. These urban stores already produce the highest level of sales of any type of market we are in and provide good returns on our investments.

The reasons for these results—and for why urban markets are so attractive to Family Dollar—are clear. The fifty largest metropolitan markets are the source of two-thirds of all consumer spending in the United States, with inner cities being the most underserved retail space in America. In these markets, Family Dollar has a competitive advantage with everyday low pricing and a small-store format providing flexibility to open large numbers of stores in convenient neighborhood locations. With this competitive advantage, we are convinced that there are great opportunities for even higher sales and better returns.

To realize these opportunities, Family Dollar is launching the urban initiative. This initiative recognizes that the operation of small urban stores with high sales volumes presents unique challenges. The four primary components of the initiative are designed to address the challenges. The components include:

- a new organizational structure providing a more flexible and supportive workforce that is prepared to deal in a timely and efficient manner with store-level issues as they arise;
- increased assistance in the areas of human resources to improve staffing and training, loss prevention to control shrinkage, and logistics to flow large quantities of merchandise to stores in a manner that maintains high in-stock positions without creating cluttered aisles;
- targeted store-specific increases in payroll hours to address peak sales periods, store recovery and restocking of merchandise; and
- implementation of "Store of the Future" technology, including an automated hiring process and a new store portal and systems infrastructure to improve communications between the Corporate Office and stores and provide the foundation for computer-assisted training.

During the current fiscal year ending in August 2005, we expect to implement the urban initiative in thirty of the largest metropolitan markets in the United States covering more than 1,000 stores. As the urban initiative is rolled out to these and other urban markets, and as Family Dollar continues to open large numbers of new stores in metropolitan areas, this initiative will be a major contributor to Family Dollar's continued long-term profitable growth.



96% 96%
88%
81%
'01 '02 '03 '04

Sales for Fiscal Years in New Stores as a Percentage of Chain Average Store Sales






Family Dollar Career Center
Come for a job...
Stay for a career

Urban Initiative


FAMILY DOLLAR

Family Dollar brings great values to urban consumers, including shoppers at this store in Brooklyn, New York.

TAKING THE INITIATIVE

To use supply chain efficiencies to support key initiatives

Initiatives to enhance supply chain efficiencies support Family Dollar's value initiative, sales initiative and urban initiative.

Moving goods efficiently from our supply partners through our distribution centers to our stores and then into shoppers' hands helps keep expenses down so we can offer exceptional merchandise values. At a time of rapidly escalating fuel costs, efficiencies to control costs are of particular importance. Family Dollar has implemented a new Web-based transportation management system that has improved the visibility and cost control for both import and domestic freight movement. This system will be further enhanced with a bid optimization tool that will permit us to identify the lowest cost alternative for freight being shipped to our distribution centers.

Another initiative to control costs and add value for customers is the continued expansion of our modern and efficient distribution facility network. Of seven distribution centers currently operating, five have opened since 1998. Activities in these state-of-the-art facilities are directed by an advanced software system. Flow-through distribution techniques and engineered labor standards have been instrumental in producing significant annual increases in distribution center productivity.

The scheduled opening of our eighth distribution center in Marianna, Florida, in early 2005, will drive further productivity gains. This distribution center also will significantly reduce the current average shipping distance to southeastern stores and help us mitigate rising fuel costs.

The expansion of our distribution network is continuing as we are analyzing prospective sites for our ninth facility. This distribution center will be located in the northeast to support rapid store growth in that area, including many locations in large urban markets. Construction is expected to begin in the spring of 2005, with anticipated operation of the facility by the summer of 2006.

Supply chain efficiencies also play an important role in our sales and urban initiatives. The additional opportunistically purchased "treasure hunt" merchandise will be shipped to the stores in quantities based on a demand based allocation software system for seasonal and fashion merchandise. This allocation package, together with a related system for the automatic replenishment of basic goods, helps keep our stores in an optimum merchandise in-stock position while reducing markdowns and improving inventory turnover.

Finally, one of the main objectives of the urban initiative is to utilize supply chain tools to flow large quantities of merchandise to high sales volume, small urban stores in a manner that keeps the stores in stock with goods without burdening them with excess merchandise. Efficiencies in the supply chain again this year will play a strategic role in the success of our Company's key initiatives.

Distribution Center in Marianna, Florida under construction









Efficiency Initiative

Distribution Service Areas
As of May 2005



Maquoketa Distribution Center
Morehead Distribution Center
Front Royal Distribution Center
Matthews Corporate Offices and Distribution Center
Marianna Distribution Center
West Memphis Distribution Center

- **Marianna, Florida: 907,000 Square Feet**
  Opening January 2005
- **Odessa, Texas: 907,000 Square Feet**
  Opened 2003
- **Maquoketa, Iowa: 907,000 Square Feet**
  Opened 2002
- **Morehead, Kentucky: 907,000 Square Feet**
  Opened 2000
- **Duncan, Oklahoma: 907,000 Square Feet**
  Opened 1999
- **Front Royal, Virginia: 907,000 Square Feet**
  Opened 1998
- **West Memphis, Arkansas: 850,000 Square Feet**
  Opened 1994
- **Matthews, North Carolina: 930,000 Square Feet**
  Opened 1974

Supply chain efficiencies contribute to the success of our key initiatives.

TAKING THE INITIATIVE

To open 500 to 560 new stores in fiscal 2005

Since opening the first store in Charlotte 45 years ago, Family Dollar has expanded rapidly from its base in North Carolina. During the past ten fiscal years, 3,251 new store locations have been added to the chain, representing nearly 60% of the stores in operation. The 500 stores added in fiscal 2004 include 76 in Texas, 36 in Michigan, 26 in Florida, 25 in both Ohio and Illinois and 23 in Georgia.

More than 5,500 Family Dollar stores operate in 44 states and in the District of Columbia, ranging from as far northwest as Idaho, northeast to Maine, southeast to Florida and southwest to Arizona. Store expansion will continue to play a major role in Family Dollar's profitable growth, and both existing and new markets offer great opportunities for expansion.

During the current fiscal year, Family Dollar plans to open 500 to 560 stores and close 60 to 70 stores, bringing the number of stores in operation to between 5,896 and 5,966 by the Company's fiscal year-end on August 27, 2005.



2,416
2,581
2,767
3,017
3,324
3,689
4,141
4,616
5,027
5,466
'95 '96 '97 '98 '99 '00 '01 '02 '03 '04

Number of Stores
as of Fiscal Year-End



FAMILY
DOLLAR


FAMILY DOLLAR


FAMILY DOLLAR


FAMILY DOLLAR

Growth Initiative

Number of Stores
As of November 1, 2004


Idaho 3
Nevada 10
Utah 48
Wyoming 7
Colorado 72
Arizona 105
New Mexico 80
North Dakota 5
South Dakota 8
Nebraska 25
Kansas 26
Oklahoma 108
Texas 687
Minnesota 56
Iowa 35
Missouri 90
Arkansas 100
201 Louisiana
Wisconsin 121
Illinois 170
Indiana 167
Michigan 281
Ohio 340
Kentucky 178
Tennessee 186
Mississippi 107
Alabama 144
Georgia 278
Florida 297
South Carolina 163
North Carolina 290
200 Virginia
West Virginia 108
Pennsylvania 207
New York 233
Vermont 8
Maine 33
New Hampshire
Massachusetts
Rhode Island 18
Connecticut 45
New Jersey 58
Delaware 22
Maryland 74
Washington, D.C. 3
1–5 Stores
6–20 Stores
21–50 Stores
51–100 Stores
101–200 Stores
201–500 Stores
500+ Stores

Family Dollar operates in storefront locations, freestanding buildings and in strip shopping centers in 44 states and the District of Columbia.

Management's Discussion and Analysis of Financial Condition and Results of Operations

This discussion summarizes the significant factors affecting the consolidated results of operations and financial condition of the Company for the fiscal years ended August 28, 2004 and August 30, 2003. This discussion should be read in conjunction with the Consolidated Financial Statements and Notes to Consolidated Financial Statements included in this Annual Report.

Net Sales

Net sales increased approximately 11.2% ($531.7 million) in fiscal 2004 compared with fiscal 2003, and approximately 14.1% ($587.5 million) in fiscal 2003 compared with fiscal 2002. The increases in fiscal 2004 and fiscal 2003 were attributable to increased sales in existing stores (stores open more than 13 months) and sales from new stores opened as part of the Company's store expansion program.

Sales in existing stores increased approximately 1.9% as compared with fiscal 2003. Sales of household chemicals, paper products, food, and health and beauty aids, the primary components of hardlines consumable merchandise, increased in the mid-single digits. In a difficult economic environment for the Company's low and low-middle income customer base, sales in existing stores of hanging apparel and shoes, domestics, giftware and seasonal goods, which are more discretionary purchase categories, were less than in fiscal 2003. In fiscal 2004, the customer count, as measured by the number of register transactions in existing stores, increased approximately 0.7%, and the average transaction increased approximately 0.9% to $8.95. Increased sales of hardlines merchandise have been the primary contributor to the overall sales increases, with hardlines sales increases in existing stores of approximately 3.2% in fiscal 2004. Hardlines as a percentage of total sales increased to approximately 77.7% in fiscal 2004 compared to approximately 76.7% in fiscal 2003. Softlines as a percentage of sales decreased to approximately 22.3% in fiscal 2004 (with hanging apparel and shoes representing about 11.8%, basic apparel 4.1% and domestics 6.4%) compared to approximately 23.3% in fiscal 2003 (with hanging apparel and shoes representing about 12.4%, basic apparel 4.4% and domestics 6.5%). Softline sales, which are primarily discretionary, decreased approximately 2.5% in existing stores in fiscal 2004. The Company distributed one advertising circular in both fiscal 2004 and 2003.

Sales in existing stores increased approximately 3.8% in fiscal 2003 as compared with fiscal 2002. Sales of hardlines consumable merchandise again were stronger than sales of more discretionary merchandise. In fiscal 2003, the customer count increased approximately 1.9% and the average transaction increased approximately 1.6% to $8.87. Existing store hardlines sales increased approximately 4.3% and softlines sales increased approximately 2.1%. The Company distributed one advertising circular in fiscal 2003 and two advertising circulars in fiscal 2002.

Hardlines merchandise includes primarily household chemical and paper products, health and beauty aids, candy, snack and other food, electronics, housewares and giftware, toys, school supplies, hardware and automotive supplies. Softlines merchandise includes men's, women's, boy's, girl's and infant's clothing and accessories, shoes, and domestic items such as blankets, sheets and towels.

During fiscal 2004, the Company completed the strategic assessment, concept testing and development of implementation plans for additional investments in its urban initiative and a cooler program for perishable food. The urban initiative in fiscal 2005 includes investments in process changes, technology and people to improve the operating performance, including sales, of more than 1,000 stores in thirty large metropolitan markets. Approximately 250 stores are expected to be impacted in the first quarter. Under the cooler program, beginning in January 2005, coolers are expected to be installed in selected stores. By the end of the fiscal year on August 27, 2005, the Company plans to have coolers installed in approximately 500 stores. The Company also


265
274
283
303
341
339
417
525
561
512
'95 '96 '97 '98 '99 '00 '01 '02 '03 '04

Working Capital
(millions of dollars)


636
697
780
942
1,095
1,244
1,400
1,755
1,986
2,167
'95 '96 '97 '98 '99 '00 '01 '02 '03 '04

Total Assets
(millions of dollars)

plans to begin implementation by fiscal year-end of new point-of-sale software to facilitate the acceptance of food stamps in stores with coolers, simplify cashier training and speed up checkout processes. These programs, together with the introduction of additional opportunistically purchased goods available throughout the year, with particular emphasis on the holiday season, and the addition of one advertising circular in November 2004, should contribute to an increase in sales in existing stores in fiscal 2005. The Company currently expects that sales in existing stores will accelerate from the 0.7% increase in the fourth quarter of fiscal 2004 to increases in the 3% to 5% range by the end of fiscal 2005.

During fiscal 2004, the Company opened 500 stores and closed 61 stores for a net addition of 439 stores, compared with the opening of 475 stores and closing of 64 stores for a net addition of 411 stores during fiscal 2003. Of these new store openings, 79 of the properties are owned by the Company, and the balance of the properties are leased. The Company's focus on urban markets has contributed to the strong sales performance of new stores, but the lead times continue to be less predictable and longer for opening urban stores verses non-urban stores, including longer time for the permitting process and the completion of leasehold improvements and new

Summary of Selected Financial Data

Years Ended (In thousands, except per share amounts and store data)	**August 28, 2004**	August 30, 2003	August 31, 2002	September 1, 2001	August 26, 2000
Net sales	**$5,281,888**	$4,750,171	$4,162,652	$3,665,362	$3,132,639
Cost of sales and operating expenses	**4,867,673**	4,360,446	3,821,031	3,366,940	2,861,728
Income before income taxes	**414,215**	389,725	341,621	298,422	270,911
Income taxes	**151,530**	142,250	124,692	108,917	98,894
Net income	**262,685**	247,475	216,929	189,505	172,017
Earnings per common share:					
Net income(1)	**$ 1.53**	$ 1.43	$ 1.25	$ 1.10	$ 1.00
Dividends declared	**$ 56,077**	$ 49,890	$ 44,106	$ 40,352	$ 36,858
Dividends declared per common share	**$ .33**	$ .29	$ .25½	$ .23½	$ .21½
Total assets	**$2,167,422**	$1,985,695	$1,754,619	$1,399,745	$1,243,714
Working capital	**$ 511,757**	$ 561,161	$ 525,079	$ 416,971	$ 338,655
Shareholders' equity	**$1,360,400**	$1,310,969	$1,154,948	$ 959,015	$ 797,964
Stores opened	**500**	475	525	502	406
Stores closed	**(61)**	(64)	(50)	(50)	(41)
Number of stores—end of year	**5,466**	5,027	4,616	4,141	3,689

(1) Figures represent diluted earnings per common share.



.12⅔
.14⅓
.15⅔
.17½
.19½
.21½
.23½
.25½
.29
.33
'95 '96 '97 '98 '99 '00 '01 '02 '03 '04

Dividends Declared Per Common Share
(dollars)



2.40
2.61
2.92
3.36
4.00
4.66
5.57
6.66
7.61
8.13
'95 '96 '97 '98 '99 '00 '01 '02 '03 '04

Book Value Per Common Share
(dollars)

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

construction. The sales performance of new stores (stores open 13 months or less) was equal to approximately 96% of the chain average sales per store in both fiscal 2004 and fiscal 2003. The Company also expanded or relocated 79 stores in fiscal 2004, compared with 103 stores that were expanded or relocated in fiscal 2003. In addition, approximately 116 stores in fiscal 2004 and 42 stores in fiscal 2003 were renovated. The Company currently plans to open approximately 500 to 560 stores and close approximately 60 to 70 stores in fiscal 2005 resulting in approximately 8% to 9% net new store growth and 9% to 10% net square footage growth. To achieve this target, the Company has retained real estate brokers in certain major metropolitan areas and also has added personnel to its Real Estate Department. Urban markets will continue to be the focus with approximately 60% to 65% of the new stores expected to open in urban areas. The Company also currently expects to renovate an additional 110 stores and expand or relocate approximately 45 stores in fiscal 2005. Store opening, closing, expansion, relocation and renovation plans are continuously reviewed and are subject to change.

Cost of Sales and Margin

Cost of sales increased approximately 11.1% ($350.5 million) in fiscal 2004 compared with fiscal 2003, and approximately 13.7% ($379.1 million) in fiscal 2003 compared with fiscal 2002. These increases primarily reflected the additional sales volume in each of the years. Cost of sales, as a percentage of net sales, was 66.2% in both fiscal 2004 and fiscal 2003 and 66.5% in fiscal 2002. The percentage was favorably impacted in fiscal 2004 by approximately 0.1% of sales due to a change in the treatment of certain vendor allowances in conformity with a recent accounting pronouncement. This change will not impact the comparability of future years. Lower merchandise markdowns also favorably impacted the percentage in fiscal 2004. A slight increase in markdowns in the first quarter of fiscal 2004 was more than offset by lower markdowns in the remaining quarters. The decrease in the cost of sales percentage in fiscal 2004 due to this accounting change and lower markdowns was offset by a shift in the merchandise mix to more lower margin basic consumables and relatively less sales of higher margin discretionary merchandise. The cost of sales percentage in fiscal 2004 was also negatively impacted by increased shrinkage and increased freight costs due to higher fuel expense. The Company is addressing the issue of shrinkage by implementing new loss prevention reports that provide more visibility to store level issues and by adding personnel to its Loss Prevention Department. In addition, as part of its urban initiative, the Company is modifying its field management structure to increase management presence and the frequency of inspections in its urban markets. The opening of the eighth distribution center in January 2005 will reduce the average distance between the stores and a distribution center and that reduction is expected to offset, to some degree, the higher fuel costs.

The decrease in the cost of sales percentage for fiscal 2003 was due primarily to improved initial margins, the favorable impact of supply chain initiatives, including the opening of the seventh full-service distribution center, and the implementation of a transportation management system.

For fiscal 2005, the Company's plan is for the cost of sales percentage to increase as compared to the percentage in fiscal 2004 due to the continuing effect of the shift in the merchandise mix to more lower margin basic consumables, rising fuel costs and increased shrinkage. These impacts should be most pronounced during the first half of the fiscal year and the shrink initiatives and new distribution center are expected to mitigate these impacts during the second half of the fiscal year.

Selling, General and Administrative Expenses

Selling, general and administrative expenses increased approximately 12.9% ($156.7 million) in fiscal 2004 compared with fiscal 2003, and approximately 15.2% ($160.4 million) in fiscal 2003 compared with fiscal 2002. The increases in these expenses primarily were attributable to additional costs arising from the continued growth in the number of stores in operation and the continued ramp-up of the seventh distribution center. As a percentage of net sales, selling, general and administrative expenses were 26.0% in fiscal 2004, 25.6% in fiscal 2003 and 25.3% in fiscal 2002. The increase in selling, general and administrative expenses as a percentage of net sales for fiscal 2004 was due primarily to below plan sales which negatively impacted the Company's ability to leverage its cost structure. In addition, the effect of the change in treatment of certain vendor allowances mentioned previously (approximately 0.1% of sales) negatively impacted expense leverage. This change will not impact the comparability of future years. Continued increases in insurance costs, primarily workers' compensation (approximately 0.1% of sales), and increased rent (approximately 0.1% of sales) also adversely impacted expense leverage. The workers' compensation cost increase is due in large part to the continued growth in the number of associates and to an increase in the average claim amount primarily due to medical cost increases. While the Company is aggressively working to reduce the frequency and severity of claims through corporate preventative initiatives, those costs are expected to continue to increase faster than sales in the near term. The rent increase related in part to the Company's opening of more build-to-suit and other new store construction. The increase in the selling, general and administrative expense percentage of sales for fiscal 2004 was offset slightly by a reduction in bonus costs (approximately 0.1% of sales) as the Company did not reach the earnings target necessary for payment of full bonuses.

The increase in the selling, general and administrative expense percentage of sales for fiscal 2003 was due primarily to increased insurance costs (primarily workers' compensation) and legal related costs. In addition, the loss of planned sales due to opening of a lesser number of new stores than originally planned also adversely impacted expense leverage. This was offset slightly by the elimination of an advertising circular distributed in fiscal 2002.

For fiscal 2005, the Company's plan is for the selling, general and administrative expense percentage to sales to increase as compared to the percentage in fiscal 2004. The Company expects the funding of its various growth initiatives as previously mentioned to negatively impact its expense leverage for the year by approximately 0.4% of sales. In addition, increases in insurance and rent may also negatively impact expense leverage depending, in part, on the sales benefit of new programs.

Income Taxes

The effective tax rate was 36.6% in fiscal 2004, and 36.5% in both fiscal 2003 and fiscal 2002. For fiscal 2005, the Company's plan is for the effective tax rate to increase slightly compared to the rate in fiscal 2004 due to the effect of changes in state income taxes.

Based on the above plans for sales, cost of sales, selling, general and administrative expenses and tax rate, the Company's current plan is for net income per diluted share of Common Stock in fiscal 2005 to increase in the 4% to 6% range.

Liquidity and Capital Resources

The Company has consistently maintained a strong liquidity position. Cash provided by operating activities during fiscal 2004 was $375.9 million as compared to $301.8 million in fiscal 2003 and $412.7 million in fiscal 2002. These amounts have enabled the Company to fund its regular operating needs, capital expenditure program, cash dividend payments and any repurchase of the Company's Common Stock. In addition, the Company maintains $200 million of unsecured revolving credit facilities with banks for short-term financing of seasonal cash needs. One hundred million dollars of the facilities expires on May 26, 2005 and the remaining $100 million expires on May 31, 2009. The Company had no borrowings against these facilities during fiscal 2004. There were no long-term borrowings during fiscal 2004, 2003 or 2002.

Merchandise inventories at August 28, 2004 increased 14.7% over the level at August 30, 2003. This increase was due to additional inventory for 439 net new stores and the accelerated flow of seasonal merchandise as part of the program to improve store level presentations and sales during the holiday period by smoothing the workflow in the stores and distribution network. As a result of conservative planning and the curtailment of some planned purchases, out-of-season apparel inventories were approximately 8% lower on a per store basis than at the end of fiscal 2003. With a more aggressive holiday seasonal sales plan this year, the Company expects inventories per store to continue at higher year over year levels through the end of the first quarter of fiscal 2005, but the plan is for inventories to return to more normal levels by the end of the second quarter of fiscal 2005.

The slight decrease in capital expenditures to $218.1 million in fiscal 2004 from $219.8 million in fiscal 2003 primarily was due to the fact that substantially more expenditures were incurred in fiscal 2003 to complete construction of the seventh distribution center than were incurred in fiscal 2004 to begin construction of the eighth distribution center. Capital expenditures for fiscal 2005 are expected to be approximately $270 million, which primarily represent estimated expenditures for new store expansion, including construction of an increased number of stores, existing store expansion, relocation and renovation, the completion of construction of the eighth distribution center and start of construction of the ninth distribution center, expenditures related to store-focused technology infrastructure and the implementation of a cooler program for perishable goods in selected stores. The new store expansion and eighth distribution center will also require additional investment in merchandise inventories.

Capital spending plans, including store expansion, are continuously reviewed and are subject to change. Cash flow from current operations is expected to be sufficient to meet planned liquidity and capital resource needs, including store expansion and other capital spending programs and any repurchase of the Company's Common Stock. In addition, the Company has available revolving credit facilities as discussed above.

On October 9, 2002, the Company announced that the Board of Directors authorized the purchase of up to 5 million shares of its outstanding Common Stock from time to time as market conditions warrant. During the year ended August 30, 2003, the Company purchased in the open market 2.2 million shares at a cost of $65.9 million. On April 22, 2004, the Company announced that the Board of Directors authorized the purchase of up to an additional 5 million shares of its outstanding Common Stock from time to time as market conditions warrant. During the year ended August 28, 2004, the Company purchased 5.6 million shares at a cost of $176.7 million, leaving 2.2 million shares authorized to be purchased.

Management's Discussion and Analysis of Financial Condition and Results of Operations (continued)

The following table shows the Company's obligations and commitments, as of August 28, 2004, to make future payments under contractual obligations (In thousands):

		Payments Due During One Year Fiscal Period Ending					
Contractual Obligations	Total	August 2005	August 2006	August 2007	August 2008	August 2009	Thereafter
Merchandise letters of credit	$ 91,360	$ 91,360	$ —	$ —	$ —	$ —	$ —
Operating leases	967,536	221,468	196,109	162,856	125,851	88,680	172,572
Construction obligations	41,326	41,326	—	—	—	—	—
Total Contractual Cash Obligations	$1,100,222	$354,154	$196,109	$162,856	$125,851	$88,680	$172,572

Most of the Company's operating leases provide the Company with an option to extend the term of the lease at designated rates.

The following table shows the Company's other commercial commitments as of August 28, 2004 (In thousands):

Other Commercial Commitments	Total Amounts Committed
Standby letters of credit	$70,000
Surety bonds	6,167
Total Commercial Commitments	$76,167

At August 28, 2004, approximately $55.6 million of the merchandise letters of credit are included in accounts payable on the Company's balance sheet. A substantial portion of the outstanding amount of standby letters of credit and surety bonds (which are primarily renewed on an annual basis) are used as surety for future premium and deductible payments to the Company's workers' compensation and general liability insurance carrier. The Company accrues for these liabilities as described in the "Critical Accounting Policies" section of this discussion.

Recent Accounting Pronouncements

No new accounting pronouncements issued or effective during the fiscal year have had or are expected to have a material impact on the financial statements.

Critical Accounting Policies

Management believes the following accounting principles are critical because they involve significant judgments, assumptions, and estimates used in the preparation of the Company's consolidated financial statements.

Merchandise Inventories:

Inventories are valued using the retail method, based on retail prices less markon percentages, which approximates the lower of first-in, first-out (FIFO) cost or market. The Company records adjustment to inventory through cost of goods sold when retail price reductions, or markdowns, are taken against on-hand inventory. In addition, management makes estimates and judgments regarding, among other things, initial markups, markdowns, future demand for specific product categories and market conditions, all of which can significantly impact inventory valuation. If actual demand or market conditions are different than those projected by management, additional markdowns may be necessary. This risk is generally higher for seasonal merchandise than for non-seasonal goods. The Company also provides for estimated inventory losses for damaged, lost or stolen inventory for the period from the physical inventory to the financial statement date. These estimates are based on historical experience and other factors.

Property and Equipment:

Property and equipment is stated at cost. Depreciation for financial reporting purposes is being provided principally by the straight-line method over the estimated useful lives of the related assets. The valuation and classification of these assets and the assignment of useful depreciable lives involves significant judgments and the use of estimates. The Company generally assigns no salvage value to property and equipment. Property and equipment is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Historically, impairment losses on fixed assets have not been material to the Company's financial position and results of operations.

Insurance Liabilities:

The Company is primarily self-insured for health care, property loss, workers' compensation and general liability costs. These costs are significant primarily due to the large number of the Company's retail locations and employees. The Company's self-insurance liabilities are based on the total estimated costs of claims filed and estimates of claims incurred but not reported, less amounts paid against such claims, and are not discounted. Management reviews current and historical claims data in developing its estimates. The Company also uses information provided by outside actuaries with respect to workers' compensation and general liability claims. If the underlying facts and circumstances of the claims change or the historical trend is not indicative of future trends, then the Company may be required to record additional expense or a reduction to expense which could be material to the reported financial condition and results of operations.

Forward-Looking Statements

Certain statements contained herein and elsewhere in this Annual Report which are not historical facts are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements address the Company's plans and activities or events which the Company expects will or may occur in the future, such as future capital expenditures, store openings, closings, renovations, expansions and relocations, additional distribution facilities, sales, cost of sales, expenses, inventory levels, the outcome of legal proceedings and other aspects of the Company's business and operations. A number of important factors could cause actual results to differ materially from those expressed in any forward-looking statements, whether written or oral, made by or on behalf of the Company. Such factors include, but are not limited to, competitive factors and pricing pressures, general economic conditions, the impact of acts of war or terrorism, changes in consumer demand and product mix, unusual weather that may temporarily impact sales, inflation, merchandise supply constraints, general transportation or distribution delays or interruptions, dependence on imports, changes in currency exchange rates, trade restriction, tariffs, quotas and freight rates, availability of real estate, costs and delays associated with building, opening and operating new distribution facilities and stores, costs, potential problems and achievement of results associated with the implementation of new programs, systems and technology, including supply chain systems, store technology, cooler installations and urban initiative programs, changes in food and energy prices and the impact on consumer spending and the Company's costs, legal proceedings and claims, changes in shrinkage, changes in health care and other insurance costs, and the effects of legislation on wage levels and entitlement programs. Consequently, all of the forward-looking statements made are qualified by these and other factors, risks and uncertainties. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this Annual Report. The Company does not undertake to publicly update or revise its forward-looking statements even if experience or future changes make it clear that projected results expressed or implied in such statements will not be realized.

Family Dollar Stores, Inc. and Subsidiaries

Market Price and Dividend Information

Family Dollar's Common Stock is traded on the New York Stock Exchange under the ticker symbol FDO. At November 1, 2004, there were approximately 2,305 holders of record of the Common Stock. The accompanying tables give the high and low sales prices of the Common Stock and the dividends declared per share for each quarter of fiscal 2004 and 2003.

Market Prices and Dividends

2004	High	Low	Dividend	2003	High	Low	Dividend
First Quarter	$44.13	$38.10	$.07½	First Quarter	$32.45	$23.75	$.06½
Second Quarter	39.66	32.00	.08½	Second Quarter	32.30	27.43	.07½
Third Quarter	38.73	26.51	.08½	Third Quarter	36.59	25.46	.07½
Fourth Quarter	34.00	25.09	.08½	Fourth Quarter	40.46	35.55	.07½

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders
of Family Dollar Stores, Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of Family Dollar Stores, Inc. and its subsidiaries at August 28, 2004 and August 30, 2003, and the results of their operations and their cash flows for each of the three years in the period ended August 28, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

November 2, 2004
Charlotte, North Carolina

Consolidated Statements of Income

Years Ended (In thousands, except per share amounts)	August 28, 2004	August 30, 2003	August 31, 2002
Net sales	**$5,281,888**	$4,750,171	$4,162,652
Costs and expenses:			
Cost of sales	**3,496,278**	3,145,788	2,766,733
Selling, general and administrative	**1,371,395**	1,214,658	1,054,298
Cost of sales and operating expenses	**4,867,673**	4,360,446	3,821,031
Income before income taxes	**414,215**	389,725	341,621
Income taxes (Note 5)	**151,530**	142,250	124,692
Net income	**$ 262,685**	$ 247,475	$ 216,929
Net income per common share—basic (Note 9)	**$ 1.54**	$ 1.44	$ 1.26
Average shares—basic (Note 9)	**170,770**	172,346	172,800
Net income per common share—diluted (Note 9)	**$ 1.53**	$ 1.43	$ 1.25
Average shares—diluted (Note 9)	**171,624**	173,354	174,049

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets

(In thousands, except share amounts)	August 28, 2004	August 30, 2003
Assets		
Current assets:		
Cash and cash equivalents	**$ 149,602**	$ 206,731
Merchandise inventories	**980,124**	854,370
Deferred income taxes (Note 5)	**77,341**	61,769
Income tax refund receivable (Note 5)	**1,304**	—
Prepayments and other current assets	**16,937**	33,622
Total current assets	**$1,225,308**	$1,156,492
Property and equipment, net (Note 2)	**926,514**	812,123
Other assets	**15,600**	17,080
	$2,167,422	$1,985,695
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable	**$ 476,144**	$ 401,799
Accrued liabilities (Note 4)	**237,407**	192,861
Income taxes payable (Note 5)	**—**	671
Total current liabilities	**713,551**	595,331
Deferred income taxes (Note 5)	**$ 93,471**	$ 79,395
Commitments and contingencies (Note 7)		
Shareholders' equity (Notes 8 and 9):		
Preferred stock, $1 par; authorized and unissued 500,000 shares		
Common Stock, $.10 par; authorized 600,000,000 shares; issued 187,671,318 shares at August 28, 2004 and 186,909,993 shares at August 30, 2003, and outstanding 167,396,998 shares at August 28, 2004 and 172,208,710 shares at August 30, 2003	**18,767**	18,691
Capital in excess of par	**106,853**	87,457
Retained earnings	**1,522,208**	1,315,600
	1,647,828	1,421,748
Less Common Stock held in treasury, at cost (20,274,320 shares at August 28, 2004 and 14,701,283 at August 30, 2003)	**287,428**	110,779
	1,360,400	1,310,969
	$2,167,422	$1,985,695

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Shareholders' Equity

Years Ended August 28, 2004, August 30, 2003 and August 31, 2002 (In thousands, except per share and share amounts)	Common stock	Capital in excess of par	Retained earnings	Treasury stock
Balance, August 31, 2001				
(184,538,593 shares common stock; 12,502,954 shares treasury stock)	$18,454	$ 40,318	$ 945,192	$ 44,949
Net income for the year			216,929	
Issuance of 1,292,308 common shares under employee stock option plan, including tax benefits (Note 8)	129	22,941		
Issuance of 1,288 shares of treasury stock under the Family Dollar 2000 outside directors plan		35		(5)
Less dividends on common stock, $.25½ per share			(44,106)	
Balance, August 31, 2002				
(185,830,901 shares common stock; 12,501,666 shares treasury stock)	18,583	63,294	1,118,015	44,944
Net income for the year			247,475	
Issuance of 1,079,092 common shares under employee stock option plan, including tax benefits (Note 8)	108	24,098		
Purchase of 2,202,200 common shares for treasury				65,851
Issuance of 2,583 shares of treasury stock under the Family Dollar 2000 outside directors plan		65		(16)
Less dividends on common stock, $.29 per share			(49,890)	
Balance, August 30, 2003				
(186,909,993 shares common stock; 14,701,283 shares treasury stock)	18,691	87,457	1,315,600	110,779
Net income for the year			262,685	
Issuance of 761,325 common shares under employee stock option plan, including tax benefits (Note 8)	76	19,318		
Purchase of 5,576,100 common shares for treasury				176,674
Issuance of 3,063 shares of treasury stock under the Family Dollar 2000 outside directors plan		78		(25)
Less dividends on common stock, $.33 per share			(56,077)	
Balance, August 28, 2004				
(187,671,318 shares common stock; 20,274,320 shares treasury stock)	$18,767	$106,853	$1,522,208	$287,428

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

Years Ended (In thousands)	**August 28, 2004**	August 30, 2003	August 31, 2002
Cash flows from operating activities:			
Net income	**$ 262,685**	$ 247,475	$ 216,929
Adjustments to reconcile net income to net cash provided by operating activities:			
Depreciation and amortization	**97,883**	88,315	77,015
Deferred income taxes	**(1,496)**	(1,325)	12,499
Tax benefit from stock option exercises	**4,476**	6,815	10,123
Loss on disposition of property and equipment	**4,311**	3,905	2,287
Changes in operating assets and liabilities:			
Merchandise inventories	**(125,754)**	(87,739)	(45,071)
Income tax refund receivable	**(1,304)**	6,469	(1,533)
Prepayments and other current assets	**16,685**	(21,069)	2,478
Other assets	**1,480**	(3,937)	(1,542)
Accounts payable and accrued liabilities	**117,569**	62,233	139,541
Income taxes payable	**(671)**	671	—
	375,864	301,813	412,726
Cash flows from investing activities:			
Capital expenditures	**(218,135)**	(219,777)	(186,687)
Proceeds from dispositions of property and equipment	**1,550**	1,051	2,647
	(216,585)	(218,726)	(184,040)
Cash flows from financing activities:			
Net (purchases)/reissuance of stock for treasury	**(176,649)**	(65,835)	5
Proceeds from exercise of stock options	**14,996**	17,456	12,982
Payment of dividends	**(54,755)**	(48,242)	(43,161)
	(216,408)	(96,621)	(30,174)
Net increase (decrease) in cash and cash equivalents	**(57,129)**	(13,534)	198,512
Cash and cash equivalents at beginning of year	**206,731**	220,265	21,753
Cash and cash equivalents at end of year	**$ 149,602**	$ 206,731	$ 220,265
Supplemental disclosures of cash flow information:			
Purchases of property and equipment awaiting processing for payment, included in accounts payable	**$ 14,272**	$ 15,077	$ 12,930
Interest paid	**—**	—	158
Income taxes paid	**150,525**	129,619	103,601

The accompanying notes are an integral part of the consolidated financial statements.

Notes to Consolidated Financial Statements

Years Ended August 28, 2004, August 30, 2003 and August 31, 2002

1. Description of Business and Summary of Significant Accounting Policies:

Description of business:

The Company operates a chain of neighborhood retail discount stores in 44 contiguous states in the Northeast, Southeast, Midwest and Southwest. The Company manages its business on the basis of one reportable segment. The Company's products include hardlines merchandise such as household products, health and beauty aids and snack and other food, and softlines merchandise such as clothing, shoes and domestic items.

Principles of consolidation:

The consolidated financial statements include the accounts of the Company and its subsidiaries, all of which are wholly owned. All significant intercompany balances and transactions have been eliminated.

Cash equivalents:

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. The carrying amount of the Company's cash equivalents approximates fair value due to the short maturities of these investments and consists primarily of money market funds, U.S. government agency securities and tax-exempt notes and bonds. The Company maintains cash deposits with major banks which from time to time may exceed federally insured limits. The Company periodically assesses the financial condition of the institutions and believes that the risk of any loss is minimal.

Merchandise inventories:

Inventories are valued using retail prices less markon percentages, and approximate the lower of first-in, first-out (FIFO) cost or market.

Property and equipment:

Property and equipment is stated at cost. Depreciation for financial reporting purposes is being provided by the straight-line method over the estimated useful lives of the related assets.

Estimated useful lives are as follows:	
Buildings and building improvements	10–40 years
Furniture, fixtures and equipment	3–10 years
Transportation equipment	3–10 years
Leasehold improvements	5–10 years

The Company capitalizes certain costs incurred in connection with developing, obtaining and implementing software for internal use. Capitalized costs are amortized over the expected economic life of the assets, generally ranging from five to eight years.

Property and equipment is reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Revenues:

The Company recognizes revenue, net of returns, at the time the customer tenders payment for and takes possession of the merchandise.

Insurance liabilities:

The Company is primarily self-insured for health care, property loss, workers' compensation and general liability costs. These liabilities are based on the total estimated costs of claims filed and estimates of claims incurred but not reported, less amounts paid against such claims, and are not discounted.

Advertising costs:

Advertising costs, net of co-op recoveries from vendors, are expensed the first time the advertising is run. Net advertising expense amounts were not material in fiscal 2004, 2003 and 2002.

Vendor allowances:

In January 2003, the Emerging Issues Task Force ("EITF") issued EITF 02-16, "Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor." Under this EITF, cash consideration received from a vendor is presumed to be a reduction of the purchase cost of merchandise and should be reflected as a reduction of cost of sales or revenue unless it can be demonstrated this offsets an incremental expense, in which case it can be netted against that expense. The provisions of this consensus have been applied prospectively. The adoption of EITF 02-16 in the third quarter of fiscal 2003 did not have a material impact on the Company's financial position or results of operations.

Store opening and closing costs:

The Company charges pre-opening costs against operating results when incurred. For properties under operating lease agreements, the present value of any remaining liability under the lease, net of expected sublease and lease termination recoveries, is expensed when the closing has occurred.

Selling, general and administrative expenses:

Buying, warehousing and occupancy costs, including depreciation, are included in selling, general and administrative expenses.

Income taxes:

The Company records deferred income tax assets and liabilities for the expected future tax consequences of temporary differences between the financial reporting bases and the income tax bases of its assets and liabilities.

Stock options:

The Company accounts for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations. The exercise price of options awarded under the Company's nonqualified stock option plan has been equal to the fair market value of the underlying Common Stock on the date of grant. Accordingly, no compensation expense has been recognized for options granted under the plan. Income tax benefits attributable to stock options exercised are credited to capital in excess of par.

The Company utilizes the disclosure-only provisions of Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." If compensation cost for the Company's stock-based compensation plan had been determined based on fair value at the grant date for awards under this plan consistent with the methodology prescribed under this statement, net income and net income per share would have been reduced to the pro forma amounts indicated in the table below (In thousands, except per share amounts):

	August 28, 2004	August 30, 2003	August 31, 2002
Net income—as reported	**$262,685**	$247,475	$216,929
Pro forma stock-based compensation cost	**(8,062)**	(5,988)	(4,280)
Net income—pro forma	**$254,623**	$241,487	$212,649
Net income per share—as reported			
basic	**$ 1.54**	$ 1.44	$ 1.26
diluted	**$ 1.53**	$ 1.43	$ 1.25
Net income per share—pro forma			
basic	**$ 1.49**	$ 1.40	$ 1.23
diluted	**$ 1.48**	$ 1.39	$ 1.22

Fiscal year:

The Company's fiscal year generally ends on the Saturday closest to August 31.

Use of estimates:

The preparation of the Company's consolidated financial statements, in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Reclassifications:

Certain reclassifications of the fiscal 2002 and fiscal 2003 amounts have been made to conform to the fiscal 2004 presentation.

2. Property and Equipment:

(In thousands)	**August 28, 2004**	August 30, 2003
Buildings and building improvements	**$ 390,363**	$ 335,882
Furniture, fixtures and equipment	**669,011**	616,159
Transportation equipment	**60,289**	57,203
Leasehold improvements	**202,569**	173,494
Construction in progress	**59,453**	20,074
	1,381,685	1,202,812
Less accumulated depreciation and amortization	**517,301**	435,182
	864,384	767,630
Land	**62,130**	44,493
	$ 926,514	$ 812,123

3. Revolving Credit Facilities and Short-Term Borrowings:

The Company has unsecured revolving credit facilities with banks for short-term borrowings of up to $200 million. One hundred million dollars of the facilities expires on May 26, 2005, and the remaining $100 million expires on May 31, 2009. The Company expects that the facilities expiring on May 26, 2005, will be extended. Borrowings under these facilities are at a variable interest rate based on short-term market interest rates.

Interest expense, average and maximum borrowings outstanding and interest rates for each of the three years in the period ended August 28, 2004 were as follows (In thousands):

	2004	2003	2002
Interest expense	—	—	$ 158
Average borrowings outstanding	—	—	$ 5,800
Maximum month-end outstanding	—	—	$42,500
Interest rates at year-end	**N/A**	N/A	N/A
Daily weighted average interest rates	**N/A**	N/A	2.7%

4. Accrued Liabilities:

(In thousands)	**August 28, 2004**	August 30, 2003
Compensation	**$ 46,066**	$ 43,880
Self-insurance reserves	**124,343**	89,773
Taxes other than income taxes	**36,436**	35,077
Other	**30,562**	24,131
	$237,407	$192,861

5. Income Taxes:

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of August 28, 2004 and August 30, 2003 were as follows (In thousands):

	August 28, 2004	August 30, 2003
Deferred income tax liabilities:		
Excess of book over tax basis of property and equipment	**$93,471**	$79,395
Deferred income tax assets:		
Excess of tax over book basis of inventories	**$17,019**	$18,280
Currently nondeductible accruals for:		
Self-insurance	**47,723**	34,571
Compensation	**7,137**	5,018
Other	**5,462**	3,900
Total deferred income tax assets	**$77,341**	$61,769

The provisions for income taxes in each of the three years in the period ended August 28, 2004 were as follows (In thousands):

	2004	2003	2002
Current:			
Federal	**$138,508**	$130,923	$103,210
State	**14,518**	12,652	8,983
	153,026	143,575	112,193
Deferred:			
Federal	**(1,139)**	(1,469)	11,839
State	**(357)**	144	660
	(1,496)	(1,325)	12,499
Total	**$151,530**	$142,250	$124,692

The following table summarizes the components of income tax expense in each of the three years in the period ended August 28, 2004 (In thousands):

	2004		2003		2002	
	Income tax expense	% of pre-tax income	Income tax expense	% of pre-tax income	Income tax expense	% of pre-tax income
Computed "expected" federal income tax	**$144,975**	**35.0**	$136,404	35.0	$119,567	35.0
State income taxes, net of federal income tax benefit	**9,519**	**2.3**	8,290	2.1	6,363	1.9
Other	**(2,964)**	**(0.7)**	(2,444)	(0.6)	(1,238)	(0.4)
Actual income tax expense	**$151,530**	**36.6**	$142,250	36.5	$124,692	36.5

6. Employee Benefit Plans:

Incentive compensation plan:

The Company has an incentive profit-sharing plan whereby, at the discretion of the Board of Directors, the Company may pay certain employees and officers an aggregate amount not to exceed 5% of the Company's consolidated income before income taxes. Expenses under the profit-sharing plan were $5.5 million in fiscal 2004, $7.3 million in fiscal 2003 and $6.3 million in fiscal 2002.

Compensation deferral plans:

The Company has a voluntary compensation deferral plan, under Section 401(k) of the Internal Revenue Code, available to eligible employees. At the discretion of the Board of Directors, the Company makes contributions to the plan which are allocated to participants, and in which they become vested, in accordance with formulas and schedules defined by the plan. Company expenses for contributions to the plan were $2.7 million in fiscal 2004, $2.3 million in fiscal 2003 and $2.0 million in fiscal 2002. In fiscal 2003, the Company adopted a deferred compensation plan to provide certain key management employees the ability to defer a portion of their base compensation and bonuses. The plan is an unfunded nonqualified plan. The deferred amounts and earnings thereon are payable to participants, or designated beneficiaries, at specified future dates, upon retirement or death. The Company does not make contributions to this plan or guarantee earnings.

7. Commitments and Contingencies:

Operating leases:

Except for its executive offices and primary distribution centers, the Company generally conducts its operations from leased facilities. Normally, store real estate leases are for initial terms of from five to ten years with multiple renewal options for additional five-year periods. Certain leases provide for contingent rental payments based upon a percentage of store sales. The Company also has long-term leases for equipment generally with lease terms of five years or less.

Rental expenses on all operating leases, both cancellable and non-cancellable, for each of the three years in the period ended August 28, 2004 were as follows (In thousands):

	2004	2003	2002
Minimum rentals, net of minor sublease rentals	**$234,762**	$207,732	$180,318
Contingent rentals	**4,722**	5,134	5,054
	$239,484	$212,866	$185,372

The following table shows the Company's obligations and commitments as of August 28, 2004 to make future payments under contractual obligations, including future minimum rental payments required under operating leases that have initial or remaining non-cancellable lease terms in excess of one year (In thousands):

		Payments Due During One Year Fiscal Period Ending					
Contractual Obligations	Total	August 2005	August 2006	August 2007	August 2008	August 2009	Thereafter
Merchandise letters of credit	$ 91,360	$ 91,360	$ —	$ —	$ —	$ —	$ —
Operating leases	967,536	221,468	196,109	162,856	125,851	88,680	172,572
Construction obligations	41,326	41,326	—	—	—	—	—
Total Contractual Cash Obligations	$1,100,222	$354,154	$196,109	$162,856	$125,581	$88,680	$172,572

Most of the Company's operating leases provide the Company with an option to extend the term of the lease at designated rates.

The following table shows the Company's other commercial commitments as of August 28, 2004 (In thousands):

Other Commercial Commitments	Total Amounts Committed
Standby letters of credit	$70,000
Surety bonds	6,167
Total Commercial Commitments	$76,167

At August 28, 2004, approximately $55.6 million of the merchandise letters of credit are included in accounts payable on the Company's balance sheet. A substantial portion of the outstanding amount of standby letters of credit and surety bonds (which are primarily renewed on an annual basis) are used as surety for future premium and deductible payments to the Company's workers' compensation and general liability insurance carrier. The Company accrues for these future payment liabilities based on the total estimated costs of claims filed and claims incurred but not reported, and are not discounted.

Litigation:

On January 30, 2001, Janice Morgan and Barbara Richardson, two individuals who have held the position of Store Manager for subsidiaries of the Company, filed a Complaint against the Company in the United States District Court for the Northern District of Alabama. Thereafter, pursuant to the Court's ruling, notice of the pendency of the lawsuit was sent to approximately 13,000 current and former Store Managers holding the position on or after July 1, 1999. Based on currently available information, approximately 2,550 of those receiving such notice filed consent forms and joined the lawsuit as plaintiffs, including approximately 2,300 former Store Managers and approximately 250 current employees.

Pursuant to the Company's motion, the Court dismissed approximately 2,200 plaintiffs for failure to respond to discovery. Plaintiffs asked the Court to reconsider and the Court reinstated a number of those plaintiffs. The Court also ruled that plaintiffs who failed to produce certain records by a deadline would be dismissed. The total number of plaintiffs allowed to remain as parties remains unsettled and in dispute. Subject to the Court's future rulings, approximately 990 of the approximately 2,550 original plaintiffs have been dismissed and the Company currently believes that an additional approximately 450 plaintiffs should ultimately be dismissed given the present rulings from the Court.

The case has proceeded as a collective action under the Fair Labor Standards Act ("FLSA"). The Complaint alleges that the Company violated the FLSA by classifying the plaintiffs and other similarly situated current and former Store Managers as "exempt" employees who are not entitled to overtime compensation. Plaintiffs seek to recover unpaid overtime compensation, prejudgment interest, liquidated damages, an award of attorneys' fees, costs and expenses, and such other relief as the Court may deem proper. Discovery is complete, but no trial date is set. The Company's motion to decertify the case from treatment as a collective action is under submission for the Court's consideration, as is the plaintiff's motion for summary judgment with respect to 34 of the plaintiffs based on arguments regarding the number of employees supervised during the relevant time period.

In general, the Company believes that the Store Managers are "exempt" employees under the FLSA and have been properly compensated, that this action should not proceed as a collective action and that the Company has meritorious defenses that should enable it to ultimately prevail. However, the outcome of any litigation is inherently uncertain. The Company bears the burden of proof at trial of establishing its entitlement to the exemption from the overtime requirements of the FLSA, and no assurances can be given that the Company will be successful in defending this action. The nature of this action and its present procedural posture mean that future rulings by the Court on both substantive and procedural motions and issues, including those now under submission, may significantly impact the course and outcome of these proceedings. Thus, those rulings may greatly affect the Company's efforts to establish the exempt status of the plaintiff Store Managers. Resolution of this matter could have a material adverse effect on the Company's financial position, liquidity or results of operation.

The Company is involved in numerous other legal proceedings and claims incidental to its business, including litigation related to alleged failures to comply with various state and federal employment laws. While the ultimate outcome cannot be determined, the Company currently believes that these proceedings and claims, both individually and in the aggregate, should not have a material adverse effect on the Company's financial position, liquidity or results of operations. However, the outcome of any litigation is inherently uncertain and, if decided adversely to the Company, the Company may be subject to liability that could have a material adverse effect on the Company's financial position, liquidity or results of operations.

8. Employee Stock Option Plan:

The Company's nonqualified stock option plan provides for the granting of options to key employees to purchase shares of Common Stock at prices not less than fair market value on the date of the grant. Options are exercisable to the extent of 40% after the second anniversary of the grant, an additional 30% annually on a cumulative basis, and expire five years from the date of the grant.

If the provisions of SFAS No. 123 expensing had been applied, the Company's net income and net income per common share would have been impacted as summarized in the discussion of the Company's stock option accounting policy in Note 1.

The average fair value of options granted during fiscal 2004, 2003 and 2002 is $11.47, $9.14 and $8.61 per share, respectively.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	August 30, 2004	August 31, 2003	September 1, 2002
Expected dividend yield	**.75%**	.89%	1.03%
Expected stock price volatility	**36.49%**	41.54%	44.31%
Weighted average risk-free interest rate	**3.06%**	2.74%	3.99%
Expected life of options (years)	**3.5**	3.5	3.5

These assumptions are evaluated and revised, as necessary, to reflect market conditions and experience.

The summary of the status of the Company's stock-based compensation plan as of August 28, 2004, August 30, 2003 and August 31, 2002, and changes during the years then ended were as follows (In thousands, except per share amounts):

	Options Outstanding	Range of Option Prices Per Share	Weighted Average Exercise Price
Balance, September 2, 2001	4,386	$ 5.58 to $30.25	$15.44
Granted	1,475	24.25 to 35.50	25.02
Exercised	(1,292)	5.58 to 24.75	10.02
Cancelled	(158)	11.38 to 34.75	20.42
Balance, August 31, 2002	4,411	$11.38 to $35.50	$20.05
Granted	1,793	24.75 to 39.00	28.99
Exercised	(1,079)	11.38 to 27.75	16.11
Cancelled	(124)	15.00 to 37.50	24.95
Balance, August 30, 2003	5,001	$14.75 to $39.00	$23.99
Granted	2,036	26.00 to 44.00	39.56
Exercised	(761)	14.75 to 31.25	19.60
Cancelled	(320)	16.00 to 42.25	30.55
Balance, August 28, 2004	5,956	$14.75 to $44.00	$29.52

At August 28, 2004, August 30, 2003 and August 31, 2002, options for 1.2 million, 1.0 million and 1.5 million shares were exercisable, respectively. The following table summarizes information about stock options outstanding at August 28, 2004 (In thousands, except per share amounts):

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding at 8/28/04	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Number Exercisable at 8/28/04	Weighted Average Exercise Price
$14.75 to $24.49	2,206	1.43 years	$21.09	1,179	$20.09
24.50 to 34.49	1,910	3.24	28.75	52	28.87
34.50 to 44.00	1,840	4.07	40.43	8	34.98
$14.75 to $44.00	5,956	2.83 years	$29.52	1,239	$20.55

At August 28, 2004, August 30, 2003 and August 31, 2002, shares available for granting of stock options under the Company's stock option plan were 5.5 million, 7.2 million and 2.9 million shares, respectively.

9. Common Stock:

Basic net income per common share is computed by dividing net income by the weighted average number of shares outstanding during each period. Diluted net income per common share gives effect to all securities representing potential common shares that were dilutive and outstanding during the period. The exercise prices for certain of the outstanding stock options that the Company has awarded exceed the average market price of the Company's Common Stock. Such stock options are anti-dilutive and were not included in the computation of diluted net income per common share. In the calculation of diluted net income per common share, the denominator includes the number of additional common shares that would have been outstanding if the Company's outstanding stock options had been exercised.

On October 9, 2002, the Company announced that the Board of Directors authorized the purchase of up to 5 million shares of its outstanding Common Stock from time to time as market conditions warrant. During the year ended August 30, 2003, the Company purchased in the open market 2.2 million shares at a cost of $65.9 million. On April 22, 2004, the Company announced that the Board of Directors authorized the purchase of up to an additional 5 million shares of its outstanding Common Stock from time to time as market conditions warrant. During the year ended August 28, 2004, the Company purchased 5.6 million shares at a cost of $176.7 million, leaving 2.2 million shares authorized to be purchased.

The following table sets forth the computation of basic and diluted net income per common share (In thousands, except per share amounts):

	August 28, 2004	August 30, 2003	August 31, 2002
Basic net income per share:			
Net income	**$262,685**	$247,475	$216,929
Weighted average number of shares outstanding	**170,770**	172,346	172,800
Net income per common share—basic	**$ 1.54**	$ 1.44	$ 1.26
Diluted net income per share:			
Net income	**$262,685**	$247,475	$216,929
Weighted average number of shares outstanding	**170,770**	172,346	172,800
Effect of dilutive securities—stock options	**854**	1,008	1,249
Average shares—diluted	**171,624**	173,354	174,049
Net income per common share—diluted	**$ 1.53**	$ 1.43	$ 1.25

10. Unaudited Summaries of Quarterly Results:

(In thousands, except per share amounts)	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2004				
Net sales	$1,244,683	$1,402,798	$1,310,159	$1,324,248
Gross margin	431,325	473,814	457,376	423,095
Net income	64,452	81,441	73,810	42,982
Net income per common share*	$ .37	$ .47	$ .43	$ .26
2003				
Net sales	$1,108,637	$1,256,183	$1,176,877	$1,208,474
Gross margin	380,832	417,521	408,382	397,648
Net income	57,478	72,715	69,605	47,677
Net income per common share*	$ .33	$ .42	$ .40	$ .28
2002				
Net sales	$ 977,133	$1,105,165	$1,022,082	$1,058,272
Gross margin	334,413	364,745	355,347	341,414
Net income	50,207	63,768	61,060	41,894
Net income per common share*	$ .29	$ .37	$ .35	$ .24

* Figures represent diluted earnings per share.

11. Related Party Transactions:

The Company purchased a variety of merchandise in the ordinary course of business from entities owned or represented by non-employee family members of the Company's former Chairman of the Board and the current Chairman of the Board and Chief Executive Officer. These transactions totaled approximately $1.2 million, $17.8 million and $11.3 million in fiscal 2004, 2003 and 2002, respectively. The Company also leased space in a building for storing merchandise from an entity in which the former Chairman of the Board and his brother each owns a 50% interest. A total of $171,470 in rent was paid in fiscal 2002. The term of this lease expired on April 30, 2002, and was not renewed.

Corporate Information

Directors and Officers

Howard R. Levine
Chairman of the Board,
Chief Executive Officer and Director

R. James Kelly
Vice Chairman, Chief Financial and
Administrative Officer

R. David Alexander, Jr.
President and Chief Operating Officer

George R. Mahoney, Jr.
Executive Vice President—
General Counsel, Secretary and Director

Mark R. Bernstein
Director, Retired Partner (Of Counsel)
Parker, Poe, Adams & Bernstein L.L.P.
Attorneys at Law

Sharon Allred Decker
Director, Chief Executive Officer
The Tapestry Group, LLC

Edward C. Dolby
Director, President
The Edward C. Dolby Strategic
Consulting Group, LLC

Glenn A. Eisenberg
Director, Executive Vice President
Finance and Administration
The Timken Company

James G. Martin
Director, Corporate Vice President
Carolinas HealthCare System

Bruce E. Barkus
Executive Vice President—Store Operations

Charles S. Gibson, Jr.
Executive Vice President—Supply Chain

Dorlisa K. Flur
Senior Vice President—
Strategy and Business Development

Keith M. Gehl
Senior Vice President—
Real Estate and Store Construction

Joshua R. Jewett
Senior Vice President—
Chief Information Officer

Janet G. Kelley
Senior Vice President and Senior Counsel

Samuel N. McPherson
Senior Vice President—Human Resources

Irving Neger
Senior Vice President—Softlines

John J. Scanlon
Senior Vice President—
Merchandising and Marketing

C. Martin Sowers
Senior Vice President—Finance

Elizabeth M. Austin
Vice President—
Information Technology Operations

Samuel J. Bernstein
Vice President—Marketing

Earl C. Bonnecaze
Vice President—Store Operations

James R. Bowen
Vice President—Distribution

James W. Burns
Vice President—Transportation

Bryan P. Causey
Vice President—
Planning and Merchandise Control

Mark S. Chidester
Vice President—Human Resources

Ramesh Chikkala
Vice President—
Store Process Improvement

Charles D. Curry
Vice President—Real Estate,
Store Development and Store Planning

Cynthia L. Dunham
Vice President—
General Merchandise Manager

Allen W. Fields
Vice President—Store Operations

Eric C. Gordon
Vice President—Business Applications

R. Dodd Haynes
Vice President—Internal Audit

Dennis A. Heskett
Vice President—Store Operations

Timothy A. Matz
Vice President—
General Merchandise Manager

Dennis C. Merriam
Vice President—Human Resources

John R. Moffitt
Vice President—
Allocation and Replenishment

Stephen F. Phillips
Vice President—Store Operations

Richard P. Siliakus
Vice President—
General Merchandise Manager

Kenneth T. Smith
Vice President—Finance

Barry W. Sullivan
Vice President—Store Operations

Michael J. Zuege
Vice President—Asset Protection

Daylon W. Powell
Assistant Treasurer

Janice B. Burris
Assistant Secretary

Shareholder Information

Annual Meeting
The Annual Meeting of Shareholders will be held at 2:00 p.m. at the Company's Executive Offices at 10401 Monroe Road, Matthews, North Carolina, on Thursday, January 20, 2005.

Executive Offices
Post Office Box 1017
Charlotte, North Carolina 28201-1017
Telephone 704-847-6961
Internet: www.familydollar.com

Shares Listed
New York Stock Exchange
Ticker Symbol: FDO

Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP
Charlotte, North Carolina 28202

Transfer Agent and Registrar
Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park, New Jersey 07660
1-800-676-0868; 1-800-231-5469 (for hearing impaired); 1-201-329-8660 (for foreign shareholders)
Internet: www.melloninvestor.com

Form 10-K and SEC and NYSE Certifications
A copy of the Form 10-K filed by the Company with the Securities and Exchange Commission (the "SEC") for fiscal 2004, which includes as Exhibits the Chief Executive Officer and Chief Financial Officer Certifications required to be filed with the SEC pursuant to Section 302 of the Sarbanes-Oxley Act, may be obtained by shareholders without charge upon written request to Janice B. Burris, Assistant Secretary, at the Executive Offices. The Form 10-K is also available on Family Dollar's website at www.familydollar.com. The Company has filed with the New York Stock Exchange (the "NYSE") the Certification of its Chief Executive Officer confirming that the Company has complied with the NYSE corporate governance listing standards.

Designed by Curran & Connors, Inc. / www.curran-connors.com

FAMILY DOLLAR®

10401 Monroe Road
Post Office Box 1017
Charlotte, North Carolina 28201-1017
www.familydollar.com